Exhibit 21.1
LATTICE SEMICONDUCTOR CORPORATION
SUBSIDIARIES OF THE REGISTRANT

	Name	Jurisdiction of Incorporation
1.	Lattice Semiconductor Limited	Bermuda
2.	Lattice Semiconductor (Shanghai) Co. Ltd.	China
3.	Lattice Semiconducteurs SARL	France
4.	Lattice Semiconductor GmbH	Germany
5.	Lattice Semiconductor (India) Pvt. Ltd.	India
6.	Lattice Semiconductor SRL	Italy
7.	Lattice Semiconductor Japan KK	Japan
8	Lattice Semiconductor Korea Co. Ltd.	Korea
9.	Silicon Image Cooperatie U.A.	Netherlands
10.	Lattice Semiconductor (PH) Corporation	Philippines
11.	Lattice SG Pte. Ltd.	Singapore
12.	HDMI Licensing, LLC	Delaware, USA
13.	MHL, LLC	Delaware, USA
14.	SiBEAM, Inc.	Delaware, USA
15.	Lattice Connectivity, LLC	Delaware, USA
16.	Lattice Semiconductor International LLC	Delaware, USA
17.	Silicon Image International LLC	Delaware, USA
18.	SPMT, LLC	Delaware, USA
19.	WirelessHD, LLC	Delaware, USA
20.	Lattice Semiconductor UK Limited	United Kingdom
21.	Silicon Image UK Limited	United Kingdom